UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)


                            Badger Paper Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   056543 10 1
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|     Rule 13d-1(b)

        |X|     Rule 13d-1(c)

        |_|     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 7 Pages

------------------------------------------------------
CUSIP No. 056543 10 1
------------------------------------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Edwin A. Meyer, Jr.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
           (SEE INSTRUCTIONS)                                          (b)   [X]


---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Untied States
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            251,564
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          37,994*
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          251,564
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            0
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            299,070**
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [ ]


----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            14.7%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================

-----------------------------
* Excludes 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership.
** Includes 251,564 shares held by the Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust, dated July 1, 1999, of which Mr. Meyer is the trustee, 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership and 37,994 shares owned by other parties.

                                Page 2 of 7 Pages

------------------------------------------------------
CUSIP No. 056543 10 1
------------------------------------------------------


========== =====================================================================
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living Trust
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
           (SEE INSTRUCTIONS)                                          (b)   [X]


---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Not Applicable
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            251,564
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          0
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          251,564
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            0
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            251,564
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [ ]


----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            12.4%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO: a trust
================================================================================

                               Page 3 of 7 Pages

------------------------------------------------------
CUSIP No. 056543 10 1
------------------------------------------------------


     Item 1(a).     Name of Issuer:
     ----------     ---------------
                    Badger Paper Mills, Inc.

     Item 1(b).     Address of Issuer's Principal Executive Offices:
     ----------     ------------------------------------------------
                    200 West Front Street
                    Peshtigo, Wisconsin 54157-0149

     Item 2(a).     Name of Persons Filing:
     ----------     -----------------------
                    Edwin A. Meyer, Jr.

                    Edwin A. Meyer, Jr. and Gloria L. Meyer Revocable Living
                     Trust, dated July 1, 1999 (the "Trust").

                    This statement on Schedule 13G is being filed on behalf of both Edwin A. Meyer, Jr. and the Trust. Edwin A. Meyer, Jr. is the trustee of the Trust.

     Item 2(b).     Address of Principal Business Office or, if none, Residence:
     ----------     ------------------------------------------------------------
                    The address of Edwin A. Meyer is 7255 Cortland Circle,
                     Egg Harbor, Wisconsin 54209

                    The address of the Trust is Edwin A. Meyer, Jr. and Gloria
                     L. Meyer Revocable Living Trust, Baylake Bank, Trust Department, P.O. Box 9, Sturgeon Bay, Wisconsin 54235

     Item 2(c).     Citizenship:
     ----------     ------------
                    Edwin A. Meyer is a citizen of the United States.

     Item 2(d).     Title of Class of Securities:
     ----------     -----------------------------
                    Common Stock, No Par Value

     Item 2(e).     CUSIP Number:
     ----------     -------------
                    056543 10 1

     Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
     -------        ---------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------
                    Not Applicable.


                               Page 4 of 7 Pages

------------------------------------------------------
CUSIP No. 056543 10 1
------------------------------------------------------


          Item 4.   Ownership (as of January 31, 2003)
                    (a)-(c) Information concerning the amount and percentage of shares of the Issuer's Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Issuer's Common Stock outstanding as of January 31, 2003.

                                                                                                                  Percentage of
                                                     Sole                            Shared        Aggregate       Outstanding
                                    Sole          Dispositive     Shared Voting    Dispositive    Beneficial        Shares of
      Reporting Person          Voting Power         Power            Power           Power        Ownership      Common Stock
---------------------------------------------------------------------------------------------------------------------------------

Edwin A. Meyer, Jr.                251,564          251,564           37,994 (1)         0          299,070 (2)       14.7%

Edwin A. Meyer, Jr.
 and Gloria L. Meyer
 Revocable Living                  251,564          251,564                0             0          251,564           12.4%
 Trust

_______________

(1) Excludes 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership.

(2) Includes 251,564 shares held by the Trust of which Mr. Meyer is the trustee, 9,512 shares owned by Gloria L. Meyer of which Mr. Meyer disclaims beneficial ownership and 37,994 shares owned by other parties.

     Item 5.        Ownership of Five Percent or Less of a Class.
     -------        ---------------------------------------------
                    Not Applicable.

     Item 6.        Ownership of More than Five Percent on Behalf of Another
     -------        --------------------------------------------------------
                    Person.
                    -------
                    Not Applicable.

     Item 7.        Identification and Classification of the Subsidiary Which
     -------        ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company.
                    ----------------
                    Not Applicable.

     Item 8.        Identification and Classification of Members of the Group.
     -------        ----------------------------------------------------------
                    Not Applicable.

     Item 9.        Notice of Dissolution of Group.
     -------        -------------------------------
                    Not Applicable.


                               Page 5 of 7 Pages

------------------------------------------------------
CUSIP No. 056543 10 1
------------------------------------------------------


     Item 10.       Certification.
     --------       --------------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Exhibits
     --------

     Exhibit 1      Schedule 13G Joint Filing Agreement




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 21, 2003


/s/ Edwin A. Meyer, Jr.
---------------------------------
Edwin A. Meyer, Jr.



Edwin A. Meyer, Jr. and Gloria L. Meyer
    Revocable Living Trust



By: /s/ Edwin A. Meyer, Jr.
   ------------------------------
    Edwin A. Meyer, Jr., Trustee




                               Page 6 of 7 Pages